Park View OZ REIT Inc

One Beacon Street

32nd Floor

Boston, MA 02108

July 1, 2024

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Park View OZ REIT Inc
Offering Statement on Form 1-A
Filed May 20, 2024
File No. 024-12437

Dear Sir or Madam:

Park View OZ REIT Inc (“Park View” or the “Company”) received your correspondence dated June 14, 2024 regarding comments on Park View’s Form 1-A as filed on May 20, 2024 (the “Form 1-A”). This letter responds to your comments listed in your June 14, 2024 letter. We have repeated your comments in italics and then provided our response below each comment.

Offering Statement on Form 1-A filed May 20, 2024

Estimated Use of Proceeds, page 51

Comment No. 1     Please disclose your intended use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the offering.

Response:     We have revised our disclosure on Form 1-A regarding the estimated use of proceeds on page 51 to include these projections.

Description of Business and Properties, page 51

Comment No. 2     Please describe the material terms of your two purchase agreements for the acquisition of the properties and file these agreements as exhibits. See Item 17.6 of Form 1-A.

Response:     We have revised our disclosure on Form 1-A to include a description of the material terms of the two purchase agreements on page 52. In addition, we filed these agreements as exhibits to the Company’s Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 8, 2023 and have incorporated the same as Exhibits 6.4 and 6.5 to this Form 1-A.

Comment No. 3     We note on page F-4 that the company received $7,973 in rental income for the year ended 2023. Please describe the material terms of your rent agreements.

Response:     We have revised our disclosure on Form 1-A to include a description of the material terms of our two rental agreements on page 52.

Executive Officers and Directors, page 61

Comment No. 4     Please provide the business experience during the past five years of each executive officer, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Form 1-A.

Response:     We have revised our disclosure on pages 55 and 61-62 to comply with the requirements of Item 10(c) of Form 1-A.

Management Compensation, page 63

Comment No. 5     For each form of compensation, please disclose the dollar amount paid for the year ended 2023.

Response:

We have revised our disclosure on Form 1-A to include this information on page 63.

Principal Stockholders, page 64

Comment No. 6     Please include the address for your greater than 10% beneficial owners. See Item 12(b) of Form 1-A.

Response:     We have revised our disclosure on Form 1-A to comply with Item 12(b) of Form 1-A on pages 64-65.

Plan of Operation, page 71

 Comment No. 7     Under NAV Per Share Adjustments, please revise to reflect that you will file a post-qualification amendment when you update your pricing from $100 per share. See Rule 252(f)(2)(ii) of Regulation A.

Response:     We have revised our disclosure on Form 1-A to include the statement that we will file a post-qualification amendment if and when we change our price per share from $100 on page 78.

Signatures, page 123

Comment No. 8     Please reflect that the offering circular has also been signed by the principal accounting officer and a majority of the board. See Instructions to Signatures in Form 1-A.

Response:     We have revised the signatures on Form 1-A to reflect that Elizabeth Tyminski is signing in her capacity as the principal accounting officer and that both Michael Kelley and Ms. Tyminski are both signing in their capacities as the directors of Park View on page 123.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 720-493-8078.

Respectfully submitted,

Park View OZ REIT Inc

/s/Michael Kelley

By: Michael Kelley

President & CEO

cc:	Victoria B. Bantz, Esq.